Exhibit No. 21

Subsidiaries of Armstrong World Industries, Inc.

December 31, 2013

The following is a list of subsidiaries of Armstrong World Industries, Inc., omitting certain subsidiaries, which, when not considered in the aggregate, but as a single subsidiary, would not constitute a significant subsidiary.

U.S. Subsidiaries	Jurisdiction of Incorporation
Armstrong Cork Finance LLC	Delaware
Armstrong Hardwood Flooring Company	Tennessee
Armstrong Ventures, Inc.	Delaware
Armstrong Wood Products, Inc.	Delaware
Armstrong World Industries (Delaware) LLC	Delaware
AWI Licensing Company	Delaware

Non-U.S. Subsidiaries	Jurisdiction of Incorporation
Armstrong World Industries Canada Ltd.	Canada
Armstrong (U.K.) Investments	United Kingdom
Armstrong World Industries Ltd.	United Kingdom
Armstrong DLW GmbH	Germany
AWI Asia Company	China
Armstrong China Holdings, Limited	Hong Kong